UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

Transportadora de Gas del Sur S.A.
(Name of Issuer)
AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS “B” SHARES
(Title of Class of Securities)
P9308R-10-3
(CUSIP Number)
AEI
Clifton House
75 Fort Street
P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands
Attn: General Counsel
(345) 949-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
AEI Services LLC
700 Milam Street, Suite 700
Houston, Texas 77002
Attn: General Counsel
(713) 345-5200
G. David Brinton, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
October 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.	P9308R-10-3	13D	Page	2	of	58	Pages

1.	NAMES OF REPORTING PERSONS AEI
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)

14.	TYPE OF REPORTING PERSON

OO
(1) Includes 63,213,340 Class “B” Shares represented by the 12,642,668 ADR shares (as computed under Rule 13(d)-3(1)(i)).
(2) Calculation is based upon 389,302,689 Class “B” Shares outstanding as of June 30, 2009, as reported in the Issuer’s Form 6-K report filed 8/28/2009.

CUSIP No.	P9308R-10-3	13D	Page	3	of	58	Pages

1.	NAMES OF REPORTING PERSONS AEI LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 33-1134049

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	4	of	58	Pages

1.	NAMES OF REPORTING PERSONS AEI (LUXEMBOURG) S.ÀR.L.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	4	of	58	Pages

1.	NAMES OF REPORTING PERSONS AEI UTILITIES, S.L.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

SPAIN

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	5	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO
(3) Beneficial ownership of the ADRs and the Class “B” Shares they represent that are referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such ADRs and Class “B” Shares. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the ADRs or Class “B” Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	P9308R-10-3	13D	Page	6	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	7	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GROUP PLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	8	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE MANAGEMENT COMPANY LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	9	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE CAYMAN SPC NO. 3 LIMITED ON BEHALF OF AND FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	10	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	11	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	12	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	13	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	14	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE SICAV EMERGING MARKETS DEBT FUND
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	15	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GLOBAL OPPORTUNITIES LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	16	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	17	of	58	Pages

1.	NAMES OF REPORTING PERSONS EMDCD LTD.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	18	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	19	of	58	Pages

1.	NAMES OF REPORTING PERSONS FCI LTD.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	20	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE GROWING MULTI STRATEGY FUND LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	21	of	58	Pages

1.	NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

12,642,668 (1)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%(1)(2)(3)

14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
Item 1. Security and Issuer
          This Amendment No. 2 supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 5, 2009, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 13, 2009 (collectively, the “Original Statement”) and relates to the 12,642,668 American Depositary Receipts, representing 63,213,340 Class “B” Shares (the “ADRs”) of the Issuer. Except as set forth below, the information in the Original Statement remains as stated therein and is incorporated by reference into this amendment in all respects. Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned to them in the Original Statement. The Issuer’s principal executive offices are located at Don Bosco 3672, 5th Floor, 1206 Capital Federal, Argentina.
Item 2. Identity and Background
This Amendment No. 2 is being filed jointly by AEI, the Ashmore Entities, AEI LLC (“AEI LLC”), AEI (Luxembourg) S.àr.l. (“AEI Lux”) and AEI Utilities, S.L. (“AEIU”, and together with AEI, the Ashmore Entities, AEI LLC and AEI Lux, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated October 2, 2009, (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed on October 5, 2009), as amended by Amendment No. 1 to Joint Filing Agreement, dated October 8, 2009 (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Statement on Schedule 13D filed on October 13, 2009) and Amendment No. 2 to Joint Filing Agreement, dated November 2, 2009, a copy of which is filed with this Amendment No. 2 as Exhibit 4, pursuant to which the Reporting Persons have agreed to file the Original Statement and any amendments thereto jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of each of the Reporting Persons is set forth in Schedule A hereto, and is incorporated herein by reference.
During the last five years, none of the Reporting Persons have, nor to the best of the knowledge of any Reporting Person have any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.
AEI
AEI is an exempted company formed in the Cayman Islands. AEI manages, operates and owns interests in essential energy infrastructure businesses in the world’s emerging markets. The principal executive offices of AEI are located at Clifton House, 75 Fort Street, P.O. Box 190GT, George Town, Grand Cayman, Cayman Islands. A beneficial interest in AEI is held (indirectly) by the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, ASP, AGOL, FCI, EMDCD and SICAV.
AEI LLC
AEI LLC is a Delaware limited liability company and has its registered office located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. AEI LLC is an intermediate holding company and a wholly-owned subsidiary of AEI.

AEI Lux
AEI Lux is a limited liability company formed under the laws of Luxembourg and has its registered office at 6, rue Adolphe Fischer, L-1520, Luxembourg. AEI Lux is an intermediate holding company and a wholly-owned subsidiary of AEI LLC.
AEIU
AEIU is a limited company incorporated under the laws of Spain and has its registered office at Calle Tarragona, 149-157, 14th Floor, 08014, Barcelona, Spain. AEIU is an intermediate holding company and a wholly-owned subsidiary of AEI Lux.
Ashmore Entities:
AIML
AIML is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L. AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the Guernsey Ashmore Funds, ASP, AGOL, GSSF3, GSSF4, GSSF5, FCI, EMDCD and SICAV.
AI(UK)L
AI(UK)L is a company organized in England and Wales. AI(UK)L has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.
Ashmore Group
Ashmore Group, formerly Ashmore Group Limited, is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles.
AMCL
AMCL is organized as a company in Guernsey, Channel Islands and has its principal office address at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3NF, Channel Islands. AMCL is licensed by the Guernsey Financial Services Commission (“GFSC”) as a Designated Manager pursuant to the Protection of Investors (Bailiwick of Guernsey) Law 1987 and is a wholly-owned subsidiary of AI(UK)L. AMCL is responsible for the overall management of GSSF2, EMLIP, EMGIP, AEMDC and AGMSF (the “Guernsey Ashmore Funds”) which are domiciled and regulated in Guernsey. AMCL has delegated investment management responsibility with respect to the Guernsey Ashmore Funds to AIML.
ASP
ASP is a Cayman Islands segregated portfolio company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.
GSSF2
GSSF2 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF2 is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. GSSF2 has been authorized by the GFSC as a Class B Collective Investment Scheme.

GSSF3
GSSF3 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF3 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
GSSF4
GSSF4 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF4 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
GSSF5
GSSF5 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF5 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
EMLIP
EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey G1Y 3NF, Channels Islands. EMLIP has been authorized by the GFSC as a Class B Collective Investment Scheme.
EMGIP
EMGIP is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
AGOL
AGOL is a closed ended investment company incorporated and registered in Guernsey and listed on the London Stock Exchange. AGOL has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
AGMSF
AGMSF is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
EMDCD
EMDCD is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.
FCI
FCI is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.
SICAV
SICAV is a sub-fund of Ashmore SICAV, an open-ended investment company, organised as a societe anonyme qualifying as a societe d’investissement a capital variable under the laws of the Grand-Duchy of Luxembourg. Its registered office is at Rose des Ventes, 4th Floor, 16, rue Erasme, Luxembourg.

AEMDC
AEMDC is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
Item 3. Source and Amount of Funds or Other Considerations.
     Item 3 of the Original Statement is hereby amended and supplemented by adding the following:
          On October 30, 2009, AEI and AEI Lux entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which AEI exchanged the 12,642,668 ADRs for 24,260,250 Tranche 1 “TGS ADR” income-sharing preferred equity certificates. In accordance with the terms and conditions of the Exchange Agreement, AEI transferred the 12,642,668 ADRs to AEIU, AEI Lux’s designee.
Item 5. Interests in Securities of the Issuer.
     Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:
     (a) - (b) AEIU beneficially owns 12,642,668 ADRs, representing 63,213,340 Series “B” Shares of the Issuer. Pursuant to the definition of “beneficial owner” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of AEI, AEI LLC, AEI Lux and the Ashmore Entities may be deemed to beneficially own the ADRs and the Class “B” Shares they represent. AEI Lux has the power to direct the disposition and voting of the ADRs and the Class “B” Shares they represent as the sole shareholder of AEIU. AEI LLC has the power to direct the disposition and voting power of the ADRS and the Class “B” Shares they represent as the sole member of AEI Lux. AEI has the power to direct the disposition and voting of the ADRs and the Class “B” Shares they represent as the sole member of AEI LLC. The Ashmore Entities have the power to direct the disposition and voting of the ADRs and the Class “B” Shares they represent as the controlling shareholder of AEI. Accordingly, AEIU shares the power to direct the disposition and voting of the ADRS and the Class “B” Shares they represent that are beneficially owned by it, and AEI Lux, AEI LLC, AEI and the Ashmore Entities share the power to direct the disposition and voting of the ADRs and the Class “B” Shares they represent.
By virtue of AEI’s, AEI LLC’s and AEI Lux’s relationship to AEIU and by virtue of the Ashmore Entities’ relationship to AEI, the Ashmore Entities may be deemed to have an indirect beneficial interest in those same 12,642,668 ADRs and the Class “B” Shares they represent of the Issuer. This aggregate amount of ADRs represents approximately 16.2% of the total outstanding Series “B” Shares of the Issuer, based upon 389,302,689 Class “B” Shares outstanding as of June 30, 2009, as reported in the Issuer’s Form 6-K report filed August, 28, 2009. The Ashmore Entities are filing this Statement, and any amendments thereto, solely because they may be deemed to have beneficial ownership of such ADRs and the Class “B” Shares they represent. Neither the filing of this Statement, and any amendments thereto, nor any of its contents shall be deemed to constitute an admission by the Ashmore Entities that they are the beneficial owner of any of the ADRs or the Class “B” Shares they represent for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
     (c) Except as described in this Statement, there have been no transactions in the ADRS or the Class “B” Shares they represent of the Issuer effected by the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule A hereto, during the past 60 days.
     (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADRs or the Class “B” Shares they represent.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Item 6 of the Original Statement is hereby amended and restated in its entirety as follows:
          Except as disclosed in Items 1, 5 and 6 of this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Statement.
          On September 25, 2009, AEI acquired in a privately negotiated transaction, an aggregate of 12,160,608 of the ADRs of the Issuer in exchange for 1,976,099 ordinary shares, par value U.S. $0.002 per share, of AEI pursuant to an Exchange Agreement, dated as of September 22, 2009, between AEI and D.E. Shaw Laminar Portfolios, L.L.C.
          On October 30, 2009, AEI and AEI Lux entered into the Exchange Agreement pursuant to which AEI exchanged the 12,642,668 ADRs for 24,260,250 Tranche 1 “TGS ADR” income-sharing preferred equity certificates. In accordance with the terms and conditions of the Exchange Agreement, AEI transferred the 12,642,668 ADRs to AEIU, AEI Lux’s designee.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 2, 2009, by and among AEI, Ashmore Investment Management Limited, Ashmore Investments (UK) Limited, Ashmore Group plc, Ashmore Management Company Limited, Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership, Ashmore SICAV Emerging Markets Debt Fund, Ashmore Global Opportunities Limited, Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio, EMDCD Ltd., Ashmore Emerging Markets Global Investment Portfolio Limited, FCI Ltd. and Ashmore Growing Multi Strategy Fund Limited (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed on October 5, 2009).

Exhibit 2	Exchange Agreement, dated as of September 22, 2009, between AEI and D.E. Shaw Laminar Portfolios, L.L.C. (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed on October 5, 2009).

Exhibit 3	Amendment No. 1 to Joint Filing Agreement, dated October 8, 2009 by and among AEI, Ashmore Investment Management Limited, Ashmore Investments (UK) Limited, Ashmore Group plc, Ashmore Management Company Limited, Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership, Ashmore SICAV Emerging Markets Debt Fund, Ashmore Global Opportunities Limited, Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio, EMDCD Ltd., Ashmore Emerging Markets Global Investment Portfolio Limited, FCI Ltd., Ashmore Growing Multi Strategy Fund Limited and Ashmore Emerging Markets Debt and Currency Fund. (incorporated by reference to Exhibit 3 to the Amendment No. 1 to Statement on Schedule 13D filed on October 13, 2009).

Exhibit 4	Amendment No. 2 to Joint Filing Agreement, dated November 2, 2009 by and among AEI, AEI LLC, AEI (Luxembourg) S.àr.l., AEI Utilities, S.L., Ashmore Investment Management Limited, Ashmore Investments (UK) Limited, Ashmore Group plc, Ashmore Management Company Limited, Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership, Ashmore SICAV Emerging Markets Debt Fund, Ashmore Global Opportunities Limited, Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio, EMDCD Ltd., Ashmore Emerging Markets Global Investment Portfolio Limited, FCI Ltd., Ashmore Growing Multi Strategy Fund Limited and Ashmore Emerging Markets Debt and Currency Fund.

Exhibit 5	Exchange Agreement, dated as of October 30, 2009, by and between AEI and AEI (Luxembourg) S.àr.l.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 2, 2009

AEI
By:	/s/ Maureen J. Ryan
	Name:	Maureen J. Ryan
	Title:	EVP, General Counsel

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 2, 2009

AEI UTILITIES, S.L.
By:	/s/ Pablo Ferrero
	Name:	Pablo Ferrero
	Title:	Director

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 2, 2009

AEI (LUXEMBOURG) S.ẦR.L.
By:	/s/ James A. Hughes
	Name:	James A. Hughes
	Title:	Manager

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 2, 2009

AEI LLC
By: AEI, as its sole member
By:	/s/ James A. Hughes
	Name:	James A. Hughes
Title CEO

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 2, 2009

ASHMORE INVESTMENT MANAGEMENT LIMITED
By:	/s/ Craig Webster
	Name:	Craig Webster
	Title:	Head of Legal

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: November 2, 2009

ASHMORE GROUP PLC

ASHMORE INVESTMENTS (UK) LIMITED

ASHMORE MANAGEMENT COMPANY LIMITED

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
2 LIMITED

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
3 LIMITED PARTNERSHIP

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
4 LIMITED PARTNERSHIP

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
5 LIMITED PARTNERSHIP

ASHMORE EMERGING MARKETS LIQUID
INVESTMENT PORTFOLIO

ASHMORE EMERGING MARKETS GLOBAL
INVESTMENT PORTFOLIO LIMITED

ASHMORE GROWING MULTI STRATEGY FUND
LIMITED

ASHMORE GLOBAL OPPORTUNITIES LIMITED

ASHMORE SICAV EMERGING MARKETS DEBT
FUND

EMDCD LTD.

FCI LTD.

ASHMORE CAYMAN SPC NO. 3 LIMITED ON
BEHALF OF AND FOR THE ACCOUNT OF AEI
SEGREGATED PORTFOLIO

ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND
By:	Ashmore Investment Management Limited

By:	/s/ Craig Webster
	Name:	Craig Webster
	Title:	Head of Legal

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE GROUP PLC

Name, Business
Address and	Position with Ashmore
Citizenship	Group PLC	Principal Occupation (For Directors)

Mark Langhorn Coombs 61 Aldwych London WC2B 4AE England	Director Chief Executive Officer	Investment Management

United Kingdom

Graeme Dell 61 Aldwych London WC2B 4AE England	Director Chief Financial Officer Chief Operating Officer	Financial and operations management

United Kingdom

Michael Darcy Benson 61 Aldwych London WC2B 4AE England	Non-executive director	Corporate advisory

United Kingdom

Nicholas Charles Edward Land 61 Aldwych London WC2B 4AE England	Non-executive director	Corporate advisory

United Kingdom

Jonathan Asquith 61 Aldwych London WC2B 4AE England	Non-executive director	Investment management

United Kingdom

Melda Donnelly 61 Aldwych London WC2B 4AE England	Non-executive director	Investment management

Australia

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT MANAGEMENT LIMITED

Name, Business	Position with
Address and	Ashmore Investment
Citizenship	Management Limited	Principal Occupation (for Directors)

Mark Langhorn Coombs 61 Aldwych London WC2B 4AE England	Managing Director	Investment management

United Kingdom

Graeme Dell 61 Aldwych London WC2B 4AE England	Chief Financial Officer, Chief Operating Officer	Financial and operations management

United Kingdom

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENTS (UK) LIMITED

Name, Business	Position with
Address and	Ashmore Investments
Citizenship	(UK) Limited	Principal Occupation (for Directors)

Mark Langhorn Coombs 61 Aldwych London WC2B 4AE England	Managing Director	Investment management

United Kingdom

Graeme Dell 61 Aldwych London WC2B 4AE England	Chief Financial Officer, Chief Operating Officer	Financial and operations management

United Kingdom

DIRECTORS OF ASHMORE MANAGEMENT COMPANY LIMITED

Name, Business	Position with
Address and	Ashmore Management
Citizenship	Company Limited	Principal Occupation (for Directors)

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom

Victor Holmes Northern Trust (Guernsey) Limited Trafalgar Court, Les Banques St Peter Port, Guernsey, GY1 3DA	Director	Chairman, Northern Trust (Guernsey) Limited

United Kingdom

John Roper c/o Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director	Retired

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

Position with
Name, Business	Ashmore Global
Address and	Special Situations
Citizenship	Fund 2 Limited	Principal Occupation (for Directors)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP

Position with
Name, Business	Ashmore Global
Address and	Special Situations
Citizenship/Place	Fund 3 Limited
of Incorporation	Partnership	Principal Occupation (for Individuals)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom
Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP

Position with
Name, Business	Ashmore Global
Address and	Special Situations
Citizenship/Place	Fund 4 Limited
of Incorporation	Partnership	Principal Occupation (for Individuals)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom
Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP

Position with
Name, Business	Ashmore Global
Address and	Special Situations
Citizenship/Place	Fund 5 Limited
of Incorporation	Partnership	Principal Occupation (for Individuals)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom
Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

DIRECTORS OF ASSET HOLDER PCC LIMITED RE ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

Position with Asset
Holder PCC Limited
Re Ashmore Emerging
Name, Business	Markets Liquid
Address and	Investment
Citizenship	Portfolio	Principal Occupation (for Directors)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED

Position with
Ashmore Emerging
Name, Business	Markets Global
Address and	Investment
Citizenship	Portfolio Limited	Principal Occupation (for Directors)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE GROWING MULTI STRATEGY FUND LIMITED

Position with
Name, Business	Ashmore Growing
Address and	Multi Strategy Fund
Citizenship	Limited	Principal Occupation (for Directors)

Ashmore Management Company Limited Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director (corporate)	Management company

Guernsey

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE SICAV (COVERING ASHMORE SICAV EMERGING MARKETS DEBT FUND, A SUB-FUND OF ASHMORE SICAV)

Name, Business Address	Position with
and Citizenship	Ashmore SICAV	Principal Occupation (for Directors)

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom

Claude Kremer 14, rue Erasme B.P. 39 L-2010 Luxembourg	Director	Partner, Arendt & Medernach

Luxembourg

Ian Baillie Rose des Vents, 4th Floor 16, rue Erasme L-1468 Luxembourg	Director	Senior Vice President, Northern Trust, Luxembourg

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE GLOBAL OPPORTUNITIES LIMITED

Name, Business	Position with
Address and	Ashmore Global
Citizenship	Opportunities Limited	Principal Occupation (for Directors)

John Roper c/o Arnold House St Julian’s Avenue St Peter Port Guernsey GY1 3NF	Director	Retired

United Kingdom

Graeme Dell 61 Aldwych London WC2B 4AE England	Director	Financial and operations management

United Kingdom

Jonathan Agnew 61 Aldwych London WC2B 4AE England	Director	Investment Manager

United Kingdom

George Grunebaum 61 Aldwych London WC2B 4AE England	Director	Investment Manager

United Kingdom

Nigel de la Rue 61 Aldwych London WC2B 4AE England	Director	Investment Manager

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF EMDCD LTD.

Name, Business
Address and	Position with EMDCD
Citizenship	Ltd.	Principal Occupation (for Directors)

Leonardo Rodriguez 425 Park Avenue New York, NY 10022 United States	Director	Employee of Citibank

United States

Amy Soviero 425 Park Avenue New York, NY 10022 United States	Director	Employee of Citibank

United States
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE CAYMAN SPC NO. 3 LIMITED ON BEHALF OF AND FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO

Position with
Ashmore Cayman SPC
No. 3 Limited on
Behalf of and for
the Account of AEI
Name, Business Address and	Segregated
Citizenship	Portfolio	Principal Occupation (for Directors)

Sarah Kelly PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands	Director	Independent Board Member for several companies

United Kingdom

Craig Webster 61 Aldwych London WC2B 4AE England	Director	Independent Board Member for several companies

United Kingdom

Chris Bowring PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands	Director	Independent Board Member for several companies

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF FCI LTD.

Name, Business Address and
Citizenship	Position with FCI Ltd.	Principal Occupation (for Directors)

Martin Lang PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands	Director	Investment Manager .

United Kingdom

Chris Bowring PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands	Director	Independent Board Member for several companies

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND

Position with
Ashmore Emerging
Name, Business Address	Markets Debt and
and Citizenship	Currency Fund	Principal Occupation (for Directors)

Nigel Carey 7 New Street St Peter Port Guernsey GY1 4BZ	Director	Consultant, Carey Olsen

United Kingdom

Martin Tully 61 Aldwych London WC2B 4AE England	Director	Head of Operations and Information Technology

United Kingdom
Note: This company does not have executive officers.

EXECUTIVE OFFICERS AND DIRECTORS OF AEI

Name, Business Address
and Citizenship	Position with AEI	Principal Occupation (for Directors)

Ronald W. Haddock c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Non-Executive Chairman of the Board of Directors	Board member for several companies

United States

James A. Hughes c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Chief Executive Officer and Director	Chief Executive Officer of AEI

United States

Robert Barnes c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Venture capital investor

United Kingdom

Philippe A. Bodson c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Board member for several companies

Belgium

Henri Philippe Reichstul c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Chief Executive Officer of Brenco

Brazil

Robert E. Wilhelm c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Independent energy consultant and venture capital investor

United States

George P. Kay c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Vice President of GIC Special Investment

New Zealand

Name, Business Address
and Citizenship	Position with AEI	Principal Occupation (for Directors)

Wilfried E. Kaffenberger c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Board member for several companies

United States

Julian Green c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	Director	Board member for several companies

United Kingdom

Eduardo Pawluszek c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, Chief Financial Officer	N/A

Argentina

Maureen J. Ryan c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, General Counsel and Chief Compliance Officer	N/A

Republic of Ireland

Emilio Vicens c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, Commercial	N/A

Spain

Laura C. Fulton c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, Accounting	N/A

United States

Andrew Parsons c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, Administration	N/A

Canada

Name, Business Address
and Citizenship	Position with AEI	Principal Occupation (for Directors)

Brian Zatarain c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, Risk	N/A

United States

Brian Stanley c/o AEI Services LLC 700 Milam, Suite 700 Houston, TX 77002	EVP, Operations	N/A

United Kingdom

EXECUTIVE OFFICERS AND MEMBER OF AEI LLC

Name, Business Address
and Citizenship	Position with AEI LLC	Principal Occupation (for Members)

AEI Clifton House 75 Fort Street P.O. Box 190GT George Town, Grand Cayman Cayman Islands	Member	N/A

Cayman Islands

Janna Sewell c/o AEI Services LLC 700 Milam Street, Suite 700 Houston, Texas 77002	Assistant Secretary	N/A

United States

MANAGERS OF AEI (LUXEMBOURG) S.ǺR.L.

Position with AEI
Name, Business Address	(Luxembourg)
and Citizenship	S.ar.l.	Principal Occupation (for Managers)

James A. Hughes c/o AEI Services LLC 700 Milam Street, Suite 700 Houston, Texas 77002	Manager	Chief Executive Officer of AEI

United States

John G. Fulton c/o AEI Services LLC 700 Milam Street, Suite 700 Houston, Texas 77002	Manager	EVP, Finance and Treasury of AEI Services LLC

New Zealand

Victoria Management Services, S.A. 58, Rue Charles Martel, L-2134 Luxembourg	Manager	Registered Agent /Trust Company

Luxembourg
Note: There are no executive officers of AEI (Luxembourg) S.ar.l.

EXECUTIVE OFFICERS AND DIRECTORS OF AEI UTILITIES, S.L.

Name, Business Address	Position with AEI
and Citizenship	Utilities, S.L.	Principal Occupation (for Managers)

Emilio Vicens c/o AEI Services LLC 700 Milam Street, Suite 700 Houston, Texas 77002	Director and President	EVP, Commercial of AEI

Spain

Pablo Ferrero c/o AEI Services LLC 700 Milam Street, Suite 700 Houston, Texas 77002	Director and Vice President	EVP, Southern Cone / AEI Services LLC

Argentina

Erik Leonardus Christian Jacobus Kavelaars Arbea Campus Empresarial Edificio 2, 2nd floor, Ctra. Fuencarral a Alcobendas, Km 3,800, 28108 Alcobendas, Madrid, Spain	Director	Business Consultant / ATC Management (Spain) S.L.

The Netherlands

Mark Bastiaan Vrijhoef Calle Tarragona 149-157, 14th floor, 08014, Barcelona, Spain	Director	Business Consultant / ATC Management (Spain) S.L.

The Netherlands

Ignacio Corbera Avda. Diagonal, 654- 08034 Barcelona, Spain	Secretary	N/A

Spain

Pablo Vinageras Avda. Diagonal, 654- 08034 Barcelona, Spain	Vice Secretary	N/A

Mexico